Contact

www.linkedin.com/in/ipkhakadze (LinkedIn)
www.whoweare.ge (Company)

Top Skills

Front-end Development
Web Applications
Software Development

Languages

Russian (Professional Working)
Georgian (Native or Bilingual)
English (Professional Working)

Certifications

Algorithms: Design and Analysis
SAFe® 4 Certified Practitioner
edX Verified Certificate for TypeScript

Ika Pkhakadze

Building Stack
Amsterdam, North Holland, Netherlands

Summary

Software Architect @Stack

Experience

Stack

Architect, Co-Founder
April 2019 - Present (4 years 8 months)
Amsterdam, North Holland, Netherlands

Signify

Tech Lead
May 2018 - March 2020 (1 year 11 months)
Eindhoven Area, Netherlands

Philips Lighting

Cloud Applications Development Tech Lead
May 2017 - May 2018 (1 year 1 month)
Eindhoven Area, Netherlands

Singular

Software Developer
January 2013 - April 2017 (4 years 4 months)

Our primary edge is that we create OUTSTANDING products with uncompromising quality and motivation to deliver exceptional value to our partners.

We Are

Co-Founder
September 2012 - January 2014 (1 year 5 months)
Tbilisi, Georgia

Our mission is ambitious: on the one hand we try to help your business to better communicate with consumers, on the other hand to help this direction's development in Georgia.

State Audit Office of Georgia
Web Application Developer
April 2013 - September 2013 (6 months)

Developing State Audit Office official Web Site

Iota Studio
Co-Founder, Developer
April 2009 - September 2012 (3 years 6 months)
Tbilisi, Georgia

Iota Studio is a Web Development, Graphic and Print Design studio based in Tbilisi, Georgia. We also assist our clients with creating Brand platform and corporative style, choosing media channels for advertising. Team is specialized with young members with unique abilities: working with creative ideas, making them real with exceptional design using modern technologies and following WWW industry.

Education

Tbilisi State University
Bachelor's Degree, Binary Science · (2006 - 2010)

Information Technologies Vocational Studying Centre.
Certificated, Web Development · (2008 - 2009)